SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Summary of 2009 1Q Business Report

b. Compensation for Services Other than the Audit	21

V. Corporate Governance and Affiliated Companies	22

1. About the Board of Directors	22
2. Related Companies	25
3. Investments in Other Companies	26

VI. Stock Information	27

1. Stock Distribution	27
a. Stock Information of Major Shareholders and Related Parties	27
b. Share Ownership of More than 5%	27
c. Shareholder Distribution	27
2. Stock Price and Stock Market Performance for the Past Six Months	28
a. Domestic Stock Market	28
b. Foreign Stock Market (NYSE)	28

VII. Directors and Employee Information	29

1. Directors	29
2. Employee Status	29
3. Directors’ Compensation	29

VIII. Related Party Transactions	30

1. Transactions with Affiliated Parties	30
a. Transactions of Provisional Payments and Loans (including secured loans)	30
b. Payment Transactions	30

Exhibit A- Financial Statements	31

All financial information contained in this document (including the attached financial statements) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and

3.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.

(3)	All activities directly or indirectly related to the items listed above.

b.	Scope of Business of Subsidiaries

(1)	Bank Subsidiaries (Woori Bank, Kwangju Bank and Kyongnam Bank):

1.	Banking business as prescribed by the Banking Act;

2.	Trust business;

3.	Foreign exchange business; and

4.	Other authorized businesses.

(2)	Woori Investment & Securities: businesses authorized under the Financial Investment Services and Capital Markets Act and related laws and regulations.

(3)	Woori Aviva Life Insurance: life insurance and other insurance activities and other business activities permitted under the Insurance Business Act.

(4)	Woori Credit Suisse Asset Management: asset management business.

(5)	Woori Financial: consumer finance business.

(6)	Woori Finance Information System: finance-related IT services.

(7)	Woori F&I: securitization business.

(8)	Woori Private Equity: private equity business.

(9)	Woori Third Asset Securitization Specialty Co., Ltd.: securitization business.

2.	History of the Company

a.	Company History

(1)	Background: Major developments.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

(2)	Related companies within the business group

As of March 31, 2009

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company

1st Tier Subsidiaries	Woori Bank	Woori Finance	11 companies
	Kwangju Bank	Holdings
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Third Asset Securitization Specialty
Woori CS Asset Management
Woori Investment & Securities
Woori Private Equity
Woori Financial
Woori Aviva Life Insurance

	Woori Credit Information	Woori Bank
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
ZAO Woori Bank
Woori Bank (China) Limited

	Woori SB Asset Management	Woori F&I
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Ninth Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.

2nd Tier Subsidiaries	Woori Private Equity Fund	Woori Private Equity	29 companies

	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 1
Mars Private Equity Fund No.2
Woori Investment Asia Pte. Ltd.
Mars Private Equity Fund No.3
Mars Private Equity Fund No.4
Woori Absolute Partners PTE, Ltd.
Woori Absolute Asia Multi Strategy Fund
Woori Absolute Global Opportunity Fund
PT Clemont Securities Indonesia

*	Woori Finance Holdings, Woori Investment & Securities and Woori Financial are listed on the Korea Exchange
*

On March 5, 2007, Mars Private Equity Fund No. 2, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

*

On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2 nd tier subsidiaries as the company undertook a second capital reduction (the first capital reduction was as of Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

*	On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
*	On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).
*	On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.
*	On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.
*

On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.

*	On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.
*

On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

*	On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
*	On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).
*

On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.

*

On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.

*	On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.
*	On July 21, 2008, Woori Absolute Asia Multi Strategy Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.
*	On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.
*	On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
*	On March 3, 2009, PT Clemont Securities Indonesia was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 60% stake in PT Clemont Securities Indonesia.

*	On March 12, 2009, Woori F&I Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—

b.	Convertible Bonds

Not applicable

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of March 31, 2009	(units: shares)

	Type
Items	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,560	2,560
Free float shares	806,012,780	806,012,780

b.	Treasury Stock

As of March 31, 2009						(units: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 189-2	Common
	Preferred
Direct purchase other than the conditions under Sub-section 1, section 189-2	Common	2,560				2,560
	Preferred
Subtotal	Common	2,560				2,560
	Preferred
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common	2,560				2,560
	Preferred

*	Woori Financial Holdings acquired additional treasury shares in respect of fractional shares resulting from share exchange for Woori Securities.

5.	Voting Rights

As of March 31, 2009		(units: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	—	2,560
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,012,780
	Preferred Shares

6.	Dividend Information

a.	Dividend information for the past three years

(Non-consolidated)

Items		2008	2007	2006
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		454,478	1,943,560	2,029,319
Earnings per share (Won)		564	2,411	2,518
Total cash payout (Won in Millions)		—	201,503	483,608
Total stock dividends (Won in Millions)		—	—	—
Propensity to cash dividends (%)		—	10.37	23.83
Cash dividend yield (%)	Common Shares	—	1.29	2.71
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	—	250	600
	Preferred Shares	—	—	—
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

II.	Description of Business

1.	Business Overview

a.	Organizational Chart

As of March 31, 2009

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of Operations

(1)	Source of Funds

(units: millions of Won)

Items	2009 1Q	2008	2007
Shareholders’ Equity	12,474,738	12,207,338	13,062,368
Capital	4,030,077	4,030,077	4,030,077
Capital Surplus	186,811	186,959	187,554
Retained Earnings	7,486,326	7,323,148	7,058,269
Capital Adjustments	771,524	667,154	1,786,488
Borrowings	4,013,266	3,412,854	2,129,288
Debentures	3,993,482	3,393,702	2,116,679
Bank Borrowings	—	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	19,784	19,152	12,609
Total	16,488,004	15,620,192	15,191,656

*	The figures for fiscal year 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

(2)	Use of Funds

(units: millions of Won)

Items	2009 1Q	2008	2007
Subsidiary Stock	15,885,879	15,285,356	15,062,711
Woori Bank	12,423,450	11,900,128	12,196,954
Kyongnam Bank	1,301,114	1,245,318	923,555
Kwangju Bank	927,567	920,938	726,256
Woori Financial Information System	8,706	13,076	10,080
Woori F&I	129,697	139,999	144,746
Woori 3rd Asset Securitization Specialty	—		1,885
Woori Investment & Securities	743,256	709,114	735,983
Woori CS Asset Management (formerly Woori Asset Management)	43,304	41,296	49,895
Woori Private Equity	13,308	12,844	11,949
Woori Financial	219,616	228,456	261,408
Woori Aviva Life Insurance	75,861	74,187	—
Investment Securities
Loan Obligations	189,050	169,150	—
Tangible Assets	512	566	438
Intangible Assets	12	14	20
Cash	353,258	119,350	32,502
Other Assets	59,293	45,756	95,985
Total	16,488,004	15,620,192	15,191,656

*	The figures for fiscal year 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

c.	Transactions related to Commission Fees

(units: millions of Won)

Category	2009 1Q	2008	2007
Commission Revenue (A)	—	—	—
Commission Expense (B)	1,131	7,119	5,916
Commission Profit (A-B)	(1,131)	(7,119)	(5,916)

3.	Other Information Relevant to Investment Decisions

a.	BIS Ratio

(units: millions of Won)

Items	2009 1Q(1)	2008	2007
Total Capital (A)	24,325,834	22,570,998	20,102,976
Risk weighted assets (B)	213,313,601	207,141,410	174,367,585
BIS Ratio (A/B)	11.40%	10.90%	11.53%

*	Applied since January 1, 2007
(1)	Estimates

b.	Credit Ratings for the Past Three Years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2005.06.07		BBB	S&P (AAA ~ D)	Case evaluation
2005.06.09	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.06.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2005.09.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2005.09.20	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.10.24		BBB+	Fitch Rating (AAA ~ D)	Case evaluation
2006.08.10		Baa2	Moody’s (Aaa ~ C)	Case evaluation
2006.09.07		Baa1	Moody’s (Aaa ~ C)	Case evaluation
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation
2007.08.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.08.17	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.04		BBB+	S&P (AAA ~ D	Case evaluation
2008.06.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.09.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.09.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	NICE (AAA ~ D)	Case evaluation

c.	Won-denominated Current Ratio

(units: millions of Won)

Items	2009 1Q	2008	2007	2006
Current Assets (A)	153,350	119,566	32,874	117,037
Current Liabilities (B)	7,278	18,376	12,207	12,496
Current Ratio (A/B)	2,107.03%	650.66%	269.30%	936.60%

*	Current ratio
=	assets with maturity of less than 1 month

liabilities with maturity of less than 1 month

*	Prior to 2009, current ratio was calculated as the ratio of (i) assets with maturity of less than 3 months and (ii) liabilities with maturity of less than 3 months.

d.	Foreign Currency-denominated Current Ratio

(units: millions of Won)

Items	2009 1Q	2008	2007	2006
Current Assets (A)	—	—	—	—
Current Liabilities (B)	—	—	—	—
Current Ratio (A/B)	—	—	—	—

*	Current ratio
=	assets with maturity of less than 3 months

liabilities with maturity of less than 3 months

e.	Debt Ratio

(units: millions of Won)

Items	2009 1Q	2008	2007	2006
Liabilities (A)	4,013,266	3,412,854	2,129,288	1,860,448
Equity (B)	12,474,738	12,207,338	(*)13,062,368	11,933,072
Debt Ratio (A/B)	32.17%	27.96%	16.30%	15.59%

The figures for fiscal year 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

III.	Financial Information

1.	Condensed Financial Statements (Non-consolidated)

(units: millions of Won)

Items	2009 1Q	2008	2007	2006	2005
Cash and Due from Banks	353,258	119,350	32,502	89,724	104,072
Securities	15,885,879	15,285,356	15,062,711	13,591,413	11,751,678
Loans	189,050	169,150	0	49,750	109,450
Tangible Assets	512	566	438	630	119
Other Assets	59,305	45,770	96,005	62,004	66,464
Total Assets	16,488,004	15,620,192	15,191,656	13,793,521	12,031,783
Borrowings	3,993,482	3,393,702	2,116,679	1,847,591	2,296,203
Other Liabilities	19,784	19,152	12,609	12,858	18,216
Total Liabilities	4,013,266	3,412,854	2,129,288	1,860,449	2,314,419
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	4,030,077
Capital Surplus	186,811	186,959	187,554	187,955	142,608
Capital Adjustment	(56,913)	(57,219)	(55,812)	(55,854)	(52,747)
Other Comprehensive Income	828,437	724,373	1,842,300	2,173,349	1,705,463
Retained Earnings	7,486,326	7,323,148	7,058,249	5,597,545	3,891,963
Total Stockholder’s Equity	12,474,738	12,207,338	13,062,368	11,933,072	9,717,364
Operating Revenue	238,992	666,267	2,080,957	2,031,611	1,867,488
Operating Income	163,783	455,812	1,939,374	1,893,248	1,687,964
Income before income tax expense	162,273	454,478	1,943,561	2,029,319	1,688,221
Net income	162,273	454,478	1,943,561	2,029,319	1,688,221

*	The figures for fiscal years 2005 to 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

2.	Condensed Financial Statements (Consolidated)

(units: millions of Won)

Items	2008	2007	2006	2005	2004
Cash and Due from Banks	19,967,897	14,984,541	10,674,977	11,224,015	6,530,065
Securities	46,714,465	48,228,254	46,313,960	37,693,090	29,175,271
Loans	197,040,672	167,635,411	140,854,505	106,937,970	91,482,647
Tangible Assets	2,796,537	2,638,774	2,561,391	2,472,727	2,410,106
Other Assets	24,474,724	16,165,322	11,592,497	6,215,046	7,003,875
Total Assets	290,994,295	249,652,302	211,997,330	164,542,848	136,601,964
Deposits	170,224,891	146,583,312	129,022,868	107,087,990	92,148,907
Borrowings	74,717,758	66,040,316	54,111,207	37,116,858	27,910,757
Other Liabilities	31,743,043	22,011,382	15,438,450	9,233,038	7,837,020
Total Liabilities	276,685,692	234,635,010	198,572,525	153,437,886	127,896,684
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	3,982,278
Consolidated Capital Surplus	186,959	187,555	187,955	142,608	170,960
Consolidated Capital Adjustment	(57,219)	(55,812)	(55,854)	(52,747)	(48,254)
Consolidated Other Comprehensive Income	724,366	1,842,294	2,173,342	1,705,456	1,014,211
Consolidated Retained Earnings	7,323,149	7,058,249	5,601,869	3,896,255	2,333,145
Minority Interest	2,101,271	1,954,929	1,487,416	1,383,313	1,252,940
Total Stockholder’s Equity	14,308,603	15,017,292	13,424,805	11,104,962	8,705,280
Operating Revenue	86,901,262	26,650,125	19,895,975	14,564,520	13,542,554
Operating Income	1,115,506	2,915,662	2,748,368	2,004,494	1,137,600
Income before income tax expense	1,190,247	2,923,217	2,913,712	2,145,704	1,192,574
Aggregated Net Income	588,502	2,114,360	2,189,207	1,833,521	1,261,052
Net Income for Majority Shareholders	454,478	1,939,238	2,029,319	1,688,221	1,261,925
Net Income for Minority Shareholders	134,024	175,122	159,888	145,300	(873)
No. of Companies Consolidated	38	30	24	21	24

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

3.	Accounting Information

a.	Loan Loss Reserves

(1)	Loan Loss Reserves for the past three years by classification

(units: millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2009 1Q	Loans	190,000	950	0.5%
	Total	190,000	950	0.5%
2008	Loans	170,000	850	0.5%
	Total	170,000	850	0.5%
2007	Loans
	Total

(2)	Change in Loan Loss Reserves for the past three years

(units: millions of Won)

Item	2009 1Q	2008	2007
1. Initial loan loss reserves balance	850	0	250
2. Net credit costs			—
1) Write-offs			—
2) Recovery of written-off assets			—
3) Other changes			—
Recovery of credit costs	100	850	(250)
Ending loan loss reserve balance	950	850	0

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

	2009 1Q	2008 1Q	2008	2007
Auditor	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)

Auditor’s Opinion	-	-	Unqualified Opinion	Unqualified Opinion

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Auditing Service

(units: millions of Won, hours)

Year	Auditor	Activity	Compensation	Accrued Time (hrs)
2009 1Q	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	342	1,240
2008	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	360	4,957
2007	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	340	4,936

b.	Compensation for Services Other than the Audit

(units: in millions of Won)

Year	Contract Date	Activity	Period	Comp.	Note
2009 1Q	2009.04.29	Corporate tax reconciliation	2009.07~2009.08 2010.2~2010.3	23	Deloitte Anjin
2008	2009.01.07 2008.05.14	US GAAP and SOX Auditing Corporate tax reconciliation	2008.12~2009.5 2008.7~2008.8 2009.2~2009.3	3,340 23	Deloitte Anjin
2007	2008.01.24 2007.04.30	US GAAP and SOX Auditing Corporate tax reconciliation	2007.12~2008.5 2007.7~2007.8 2008.2~2008.3	3,530 22	Deloitte Anjin

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

A.	Composition of our board of directors

Name	Career & Academic Background	Relationship with Largest Shareholder	Notes
Pal Seung Lee (Standing Director)

-   Current) Chairman and chief executive officer of Woori Finance Holdings

-   Chief executive officer, Woori Investment & Securities

-   Executive managing director, Hanil Bank

-   Bachelor of Law, Korea University

None

Min-Joon Bang (Non-standing Director)	- Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University	None	Re-appointed

Hi-Taek Shin (Non-standing Director)

-   Current) Professor of College of Law, Seoul National University

-   Lawyer, Kim & Chang Law Firm

-   Bachelor of Laws, Seoul National University

-   Master of Laws, Seoul National University

-   J.S.D at Yale Law School

		None	Re-appointed

Hi-Bock Kang (Non-standing Director)

-   Current) Executive Director, Market Economy Research Institute

-   Chief Executive Officer, Korea Minting and Security Printing Corporation

-   Bachelor of Public Administration, Seoul National University

-   Graduate School of Public Administration, Seoul National University

		None	Newly appointed

Young-Ho Lee (Non-standing Director)	- Current) Advisor, Kim & Chang Law Firm - Chairman, Market Oversight Commission of Korea Exchange - Assistant Governor, Financial Supervisory Service - Bachelor of Laws, Korea University	None	Newly appointed

Hak-Jin Kim (Non-standing Director)

-   Current) Director General of Department of Planning & Coordination, Korea Deposit Insurance Corporation

-   General Manager of Human Resources Development Department,

Korea Deposit Insurance Corporation

-   Bachelor of Economics, Chung-Ang University

		Employee of the majority shareholding company	Newly appointed

Doo-Hee Lee (Non-standing Director)

-   Current) Professor of College of Business Administration, Korea University

-   President, Korea Advertising Society

-   Bachelor of Business Administration, Korea University

-   Ph.D. in Business Administration, Michigan State University

		None	Newly appointed

Hun Lee (Non-standing Director)	- Current) Co-Head, The Lawyers for Citizens - Lawyer, Barun Law - Bachelor of Law, Chung-Ang University	None	Newly appointed

*	Hi-Bock Kang, Young-Ho Lee, Hak-Jin Kim, Doo-Hee Lee and Hun Lee were newly appointed as non-standing directors at the annual general meeting of shareholders held on March 27, 2009.

B.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee

(After March 27, 2009)

Name	Position	Notes
Management Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin	Chairman and CEO Pal Seung Lee heads this committee consisting of the heads of the sub-committees.

Business Development and Compensation Committee	Young-Ho Lee Hi-Taek Shin Doo-Hee Lee	Non-standing director Young-Ho Lee heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Hak-Jin Kim Hun Lee	Chairman and CEO Pal Seung Lee heads this committee. The committee consists of the Chairman and CEO, inside director and no fewer than three non-standing directors.

Standing Directors Committee	Pal Seung Lee	Chairman and CEO Pal Seung Lee heads the committee consisting of all executive directors.

Ethics Committee	Pal Seung Lee Min-Joon Bang Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Min-Joon Bang heads this committee consisting of all executive directors and no fewer than two non-standing directors.

Outside Directors Recommendation Committee	Pal Seung Lee Hi-Bock Kang Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Hi-Bock Kang heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.

MOU Evaluation Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin Hak-Jin Kim Doo-Hee Lee Hun Lee	Chairman and CEO Pal Seung Lee heads this committee consisting of the entire board of directors.

sAudit Committee	Young-Ho Lee Min-Joon Bang Hi-Taek Shin Doo-Hee Lee	Consists of no fewer than 3 directors and one financial expert, at least two-thirds of whom are non-standing directors

Audit Committee Member Candidate Recommendation Committee	Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Hi-Bock Kang heads this committee consisting of all executive directors.

2.	Related Companies

3.	Investments in Other Companies

As of March 31, 2009	(units: thousands of shares, millions of Won, %)

Name	Beginning Balance			Changes[1]			Ending Bal.			Total Assets	Net Income
	Quantity	Share	Book value	Quantity	Cost	Valuation Gain/Loss	Quantity	Share	Book value
Woori Bank(4)	705,957	100.0	11,900,128	60,000	300,000	223,322	765,957	100.0	12,423,450	228,048,189	233,976
Kwangju Bank	49,413	99.9	920,938	—	—	6,629	49,413	99.9	927,567	15,726,094	103,358
Kyongnam Bank	58,050	99.9	1,245,318	—	—	55,796	58,050	99.9	1,301,114	20,689,673	210,202
Woori Finance Info Sys.	900	100.0	13,076	—	—	(4,370)	900	100.0	8,706	238,480	2,420
Woori F&I	2,000	100.0	139,999	—	—	(10,302)	2,000	100.0	129,697	323,185	22,534
Woori 3rd SPC	2	100.0	—	—	—	—	2	100.0	—	14,500	(153)
Woori Investment & Securities	46,325	35.0	709,114	—	—	34,142	46,325	35.0	743,256	16,293,917	325,858
Woori CS Asset Management	4,663	70.0	41,296	—	—	2,008	4,663	70.0	43,304	86,826	14,351
Woori Private Equity	2,000	100.0	12,844	—	—	464	2,000	100.0	13,308	13,684	1,093
Woori Financial	8,500	50.1	228,456	—	—	(8,840)	8,500	50.1	219,616	1,802,189	12,503
Woori Aviva Life Insurance	3,060	51.0	74,187	—	—	1,674	3,060	51.0	75,861	1,380,883	6,927
Total	880,870		15,285,356	60,000	300,000	300,523	940,870	—	15,885,879	284,617,620	933,069

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.
2.	The figures for the latest net income stated above are for the fiscal year ended December 31, 2008, except for the figures for the latest net income of Woori Credit Suisse Asset Management, Woori Investment & Securities and Woori Aviva Life Insurance, which are for the fiscal year ended March 31, 2008.
3.	The figures have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”). The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.
4.	Reflects our participation in Woori Bank’s capital increase on March 31, 2009 (number of shares subscribed: 60 million; subscription amount: Won 300 billion).

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of March 31, 2009	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Largest S/H	Common	588,158,609	72.97	—	—	588,158,609	72.97
		Common	588,158,609	72.97	—	—	588,158,609	72.97
Total		Preferred			—	—	—	—
		Total	588,158,609	72.97	—	—	588,158,609	72.97

Largest Shareholder: KDIC

b.	Share Ownership of More Than 5%

As of March 31, 2009	(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	588,158,609	72.97			588,158,609	72.97
Total		588,158,609	72.97			588,158,609	72.97

c.	Shareholder Distribution

As of December 31, 2008

Items	Shareholder number	Ratio(%)	Number of shares	Ratio(%)
Total Minority Shareholders	77,012	100.00	209,454,431	25.99
Minority Shareholders (Companies)	1,073	1.39	146,935,896	18.23
Minority Shareholders (Individual)	75,939	98.60	62,518,535	7.76
Largest Shareholders, etc.	1	—	588,158,609	72.97
Main Shareholders	—	—	—	—
Total Other Shareholders	1	—	8,399,560	1.04
Others Shareholders (Companies)	1	—	8,399,560	1.04
Others Shareholders (Individuals)	—	—	—	—
Others	1	—	2,740	—
Total	77,015	100.0	806,015,340	100.00

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period		October 2008	November 2008	December 2008	January 2009	February 2009	March 2009
Common	High	13,300	8,230	7,740	8,770	8,000	7,820
Stock	Low	6,730	5,050	6,200	6,270	5,910	5,770
	Average	9,923	6,328	6,968	7,685	6,969	6,805

Monthly	High	54,125,957	23,135,653	24,831,873	23,945,442	15,626,195	24,778,321
Trade	Low	3,482,059	5,765,989	2,336,838	5,532,533	5,314,878	3,781,607
Volume	Average	234,017,713	276,420,972	192,996,394	206,337,982	168,797,893	238,016,656

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADR)

Period		October 2008	November 2008	December 2008	January 2009	February 2009	March 2009
	High	32.45	19.41	17.40	19.29	17.39	17.52
ADR	Low	14.63	8.72	12.05	14.25	11.61	10.56
	Average	22.37	13.25	14.79	16.75	14.52	14.13

Won	High	40,634	24,915	23,504	25,312	23,983	24,262
Conversion	Low	20,691	12,635	17,633	17,919	17,540	16,468
	Average	29,683	18,419	20,319	22,547	20,756	20,658

Monthly	High	54,300	58,900	253,300	93,800	26,500	26,600
Trade	Low	6,600	4,700	4,600	4,800	1,700	3,500
Volume	Average	581,700	447,900	634,500	481,800	179,600	230,900

VII.	Directors and Employee Information

1.	Directors

Position		Name	Common Stocks Owned (As of Mar. 31, 2009)	Note
Chairman and CEO	Registered	Pal Seung Lee	15,000
Senior Managing Director	Non-Registered	Kyung Dong Kim	2,000
Senior Managing Director	Non-Registered	Dong Il Kim	1,150	Retired as of 2009.4.24
Senior Managing Director	Non-Registered	Sang Koo Youn	(Held 400 at time of appointment)	Newly appointed 2009.4.27
Senior Managing Director	Non-Registered	Gong Pil Choi	—
Managing Director	Non-Registered	In Chul Park	1,000
Managing Director	Non-Registered	Sook Kyo Kwon	1,000
Managing Director	Non-Registered	Jong Oun Kim	1,500
Non-standing Director	Registered	Hi-Bock Kang
Non-standing Director	Registered	Young-Ho Lee
Non-standing Director	Registered	Min-Joon Bang
Non-standing Director	Registered	Hi-Taek Shin
Non-standing Director	Registered	Hak-Jin Kim
Non-standing Director	Registered	Doo-Hee Lee
Non-standing Director	Registered	Hun Lee

2.	Employee Status

As of December 31, 2008	(units: persons, thousands of Won)

Items	Staff				Average Tenure Years	Yearly Compensation(1)	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Total	108	—	12	120	3 years and 1 month	1,510,357	12,586	—

3.	Directors’ Compensation

(units: millions of Won)

Items	Total Compensation	Compensation Limit approved at Meeting of Shareholders	Fair value of Stock Option	Note
Standing Director	129		—
Non-standing Directors (excluding audit committee member)		4,000	—
Audit committee members	63		—

VIII.	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of Won)

Name	Relation	Item	Changes				Notes
			Beg.	+	-	End
Woori Financial	Subsidiary	Other Loan	170,000	—	20,000	150,000
Woori F&I	Subsidiary	Other Loan	—	40,000		40,000
Total			170,000	40,000	20,000	190,000

b.	Payment Transactions

(units: shares)

Name	Relation	Capital Contribution and Share Disposal
		Types of Shares	Transactions				Notes
			Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	635,956,580	60,000,000	—	695,956,580
		Preferred Stock	70,000,000	—	—	70,000,000
Kwangju Bank	Subsidiary	Common stock	49,413,333	—	—	49,413,333
Kyongnam Bank	Subsidiary	Common stock	58,049,944	—	—	58,049,944
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	2,000,000	—	—	2,000,000
Woori Third Asset Securitization Specialty	Subsidiary	Invested Shares	2,000	—	—	2,000
Woori Investment & Securities	Subsidiary	Common Stock	46,324,981	—	—	46,324,981
Woori CS Asset Management	Subsidiary	Common Stock	4,663,400	—	—	4,663,400
Woori Private Equity	Subsidiary	Common Stock	2,000,000	—		2,000,000
Woori Financial	Subsidiary	Common Stock	8,499,955	—	—	8,499,955
Woori Aviva Life Insurance	Subsidiary	Common Stock	3,060,000	—	—	3,060,000
Total			880,870,243	60,000,000	—	940,870,243

Note)	Reflects our participation in Woori Bank’s capital increase on March 31, 2009 (number of shares subscribed: 60 million; subscription amount: Won 300 billion).

EXHIBIT A

FINANCIAL STATEMENTS

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Audit.Tax.Consulting.Financial Advisory.

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd.:

We have reviewed the accompanying non-consolidated statement of financial position of Woori Finance Holdings Co., Ltd. (the “Company”) as of March 31, 2009 and the related non-consolidated income statements, changes in shareholders’ equity and cash flows for the three months ended March 31, 2009 and 2008, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews. We did not review the financial statements of Woori Investment Securities Co., Ltd., a subsidiary of the Company, which statements reflect total assets constituting 4.5% ((Won)743billion) and 4.9% ((Won)763 billion) of total assets as of March 31, 2009 and 2008, and the financial statements of Woori Financial Co., Ltd., a subsidiary of the Company, which statements reflect total assets constituting 1.3% ((Won)220 billion) and 1.6%((Won)249 billion) of total assets as of March 31, 2009 and 2008. The financial statements of Woori Investment Securities Co., Ltd. and Woori Financial Co., Ltd. for the three months ended March 31, 2009 and 2008 were reviewed by other auditors, KPMG Samjong Accounting Corp., and our review, insofar as it relates to the amounts included for Woori Investment Securities Co., Ltd. and Woori Financial Co., Ltd. are based solely on the reports of the other auditors.

We conducted our reviews in accordance with standards for review of interim financial statement in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews and the reports of the other auditors, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea (See Note 2).

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated statement of financial position of the Company as of December 31, 2008 and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated March 4, 2009, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying statement of financial position as of December 31, 2008, which is comparatively presented, does not differ in material respects from such audited non-consolidated statement of financial position.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that cause us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, cash flows or changes in shareholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

May 8, 2009

Notice to Readers

This report is effective as of May 8, 2009, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENT OF FINANCIAL POSITIONS

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

	Korean won				Translation into U.S. dollars (Note 2)
	2009		2008		2009		2008
	(In millions)				(In thousands)
ASSETS

Cash and bank deposits (Notes 14 and 16)	(Won)	353,258	(Won)	119,350	US$	256,524	US$	86,668
Investment securities accounted for using the equity method of accounting (Notes 3 and 14)		15,885,879		15,285,356		11,535,748		11,099,670
Loans, net of allowance for possible loan losses (Note 4)		189,050		169,150		137,281		122,831
Fixed assets (Note 5)		512		566		372		411
Other assets (Notes 6 and 16)		59,305		45,770		43,065		33,236

	(Won)	16,488,004	(Won)	15,620,192	US$	11,972,990	US$	11,342,816

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Debentures, net of discounts (Notes 7 and 14)	(Won)	3,993,482	(Won)	3,393,702	US$	2,899,922	US$	2,464,383
Other liabilities (Notes 9 and 16)		19,783		19,151		14,366		13,907

		4,013,265		3,412,853		2,914,288		2,478,290

SHAREHOLDERS’ EQUITY
Common stock (Note 10)		4,030,077		4,030,077		2,926,496		2,926,496
Capital surplus (Note 3)		186,811		186,959		135,655		135,763
Capital adjustments (Notes 3 and 10)		(56,913)		(57,219)		(41,328)		(41,550)
Accumulated other comprehensive income (Notes 3 and 18)		828,437		724,373		601,581		526,013
Retained earnings:
Legal reserve		783,301		783,301		568,805		568,805
Voluntary reserve		6,539,000		6,160,000		4,748,384		4,473,168
Retained earnings before appropriations (Notes 3 and 10)		164,026		379,848		119,109		275,831

		7,486,327		7,323,149		5,436,298		5,317,804

		12,474,739		12,207,339		9,058,702		8,864,526

	(Won)	16,488,004	(Won)	15,620,192	US$	11,972,990	US$	11,342,816

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

	Korean won				Translation into U.S. dollars (Note 2)
	2009		2008		2009		2008
	(In millions, except for income per share data)				(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 15)	(Won)	235,221	(Won)	595,358	US$	170,809	US$	432,327
Interest income (Note 16)		3,771		321		2,738		233

		238,992		595,679		173,547		432,560

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 15)		12,794		11,496		9,291		8,348
Interest expense		54,722		29,101		39,737		21,131
Fees (Note 16)		1,131		2,156		821		1,566
Provision for possible loan losses		100		—		73		—
General and administrative (Notes 13 and 16)		6,461		5,181		4,692		3,762

		75,208		47,934		54,614		34,807

OPERATING INCOME		163,784		547,745		118,933		397,753

NON-OPERATING INCOME		43		43		31		31

NON-OPERATING EXPENSES		1,554		1,513		1,128		1,099

INCOME BEFORE INCOME TAX		162,273		546,275		117,836		396,685

INCOME TAX EXPENSE (Note 11)		—		—		—		—

NET INCOME	(Won)	162,273	(Won)	546,275	US$	117,836	US$	396,685

BASIC NET INCOME PER COMMON SHARE (Note 17)	(Won)	201	(Won)	678	US$	0.15	US$	0.49

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

Korean won	Common stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
	(In millions)
January 1, 2008 (Reported)	(Won)	4,030,077	(Won)	84,488	(Won)	(19)	(Won)	1,891,648	(Won)	7,145,883	(Won)	13,152,077
The cumulative effect of changes in accounting policy		—		103,066		(55,794)		(49,347)		(87,634)		(89,709)

January 1, 2008 (Adjusted)		4,030,077		187,554		(55,813)		1,842,301		7,058,249		13,062,368
Net income		—		—		—		—		546,275		546,275
Dividend		—		—		—		—		(201,503)		(201,503)
Valuation using the equity method on subsidiaries		—		333		(129)		(72,800)		3,055		(69,541)

March 31, 2008	(Won)	4,030,077	(Won)	187,887	(Won)	(55,942)	(Won)	1,769,501	(Won)	7,406,076	(Won)	13,337,599

January 1, 2009 (Reported)	(Won)	4,030,077	(Won)	186,959	(Won)	(57,219)	(Won)	724,373	(Won)	7,323,149	(Won)	12,207,339
Net income		—		—		—		—		162,273		162,273
Valuation using the equity method on subsidiaries		—		(148)		306		104,064		905		105,127

March 31, 2009	(Won)	4,030,077	(Won)	186,811	(Won)	(56,913)	(Won)	828,437	(Won)	7,486,327	(Won)	12,474,739

Translation into U.S. dollars (Note 2)	Common stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
	(In thousands)
January 1, 2008 (Reported)	US$	2,926,496	US$	61,352	US$	(13)	US$	1,373,645	US$	5,189,081	US$	9,550,561
The cumulative effect of changes in accounting policy		—		74,843		(40,516)		(35,834)		(63,637)		(65,144)

January 1, 2008 (Adjusted)		2,926,496		136,195		(40,529)		1,337,811		5,125,444		9,485,417
Net income		—		—		—		—		396,685		396,685
Dividend		—		—		—		—		(146,324)		(146,324)
Valuation using the equity method on subsidiaries		—		242		(94)		(52,864)		2,218		(50,498)

March 31, 2008	US$	2,926,496	US$	136,437	US$	(40,623)	US$	1,284,947	US$	5,378,023	US$	9,685,280

January 1, 2009 (Reported)	US$	2,926,496	US$	135,763	US$	(41,550)	US$	526,013	US$	5,317,804	US$	8,864,526
Net income		—		—		—		—		117,836		117,836
Valuation using the equity method on subsidiaries		—		(108)		222		75,568		656		76,340

March 31, 2009	US$	2,926,496	US$	135,655	US$	(41,328)	US$	601,581	US$	5,436,298	US$	9,058,702

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

	Korean won				Translation into U.S. dollars (Note 2)
	2009		2008		2009		2008
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	162,273	(Won)	546,275	US$	117,836	US$	396,685

Adjustments to reconcile net income to net cash provided by operating activities:
Loss on valuation using the equity method of accounting		12,794		11,496		9,291		8,348
Interest expense (amortization of discounts on debentures)		648		341		471		248
Provision for severance benefits		237		159		172		115
Depreciation		54		55		39		40
Amortization		2		3		1		2
Gain on valuation using the equity method of accounting		(235,221)		(595,358)		(170,809)		(432,327)
Provision for possible loan losses		100		—		73		—

		(221,386)		(583,304)		(160,762)		(423,574)

Changes in operating assets and liabilities:
Decrease in other receivable		—		200		—		145
Decrease in accrued income		79		353		57		256
Increase in prepaid expenses		(277)		(246)		(201)		(179)
Increase in advance payments		(31)		(7,843)		(23)		(5,695)
Increase in income tax refund receivables		—		(62)		—		(45)
Retirement benefits payment		(118)		(37)		(86)		(27)
Decrease in employee retirement insurance deposit		107		136		78		99
Increase in other payables		217		93		158		67
Increase(decrease) in accrued expenses		31		(712)		23		(517)
Increase(decrease) in withholdings		158		(3)		115		(2)
Dividends on investment securities accounted for the equity method		13,722		220,501		9,964		160,120

		13,888		212,380		10,085		154,222

Net cash provided by(used in) operating activities		(45,225)		175,351		(32,841)		127,333

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

	Korean won				Translation into U.S. dollars (Note 2)
	2009		2008		2009		2008
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loans	(Won)	20,000	(Won)	—	US$	14,523	US$	—

Collection of guarantee deposits		—		14,000		—		10,166
Acquisition of fixed assets		—		(3)		—		(2)
Acquisition of investment securities accounted for using the equity method accounting		(300,000)		—		(217,849)		—
Increase in loans		(40,000)		—		(29,046)		—

Net cash provided by(used in) investing activities		(320,000)		13,997		(232,372)		10,164

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in debentures in local currency		599,133		—		435,069		—

Net cash provided by financing activities		599,133		—		435,069		—

NET INCREASE IN CASH AND BANK DEPOSITS		233,908		189,348		169,856		137,497

CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		119,350		32,502		86,668		23,602

CASH AND BANK DEPOSITS, END OF THE PERIOD	(Won)	353,258	(Won)	221,850	US$	256,524	US$	161,099

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions; Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 11 subsidiaries and 27 2nd-tier subsidiaries as of March 31, 2009.

Upon incorporation, the Company’s stock amounted to (Won)3,637,293 million, consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of March 31, 2009, the Company’s stock amounted to (Won)4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 588,158,609 shares (72.97%).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The structure of the Company and its significant subsidiaries as of March 31, 2009 and December 31, 2008 is as follows:

		2009		2008
Parent companies	Subsidiaries	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori Finance Holdings Co., Ltd.	Woori Bank(*1)	765,956,580	100.0	705,956,580	100.0	Mar. 31
”	Kyongnam Bank	58,049,994	99.9	58,049,994	99.9	Mar. 31
”	Kwangju Bank	49,413,333	99.9	49,413,333	99.9	Mar. 31
”	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Mar. 31
”	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Mar. 31
”	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Mar. 31
”	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	Mar. 31
”	Woori Credit Suisse Asset Management Co., Ltd.	4,663,400	70.0	4,663,400	70.0	Mar. 31
”	Woori Private Equity Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Mar. 31
”	Woori Financial Co., Ltd.	8,499,955	50.1	8,499,955	50.1	Mar. 31
”	Woori Aviva Life Insurance Co.,Ltd.	3,060,000	51.0	3,060,000	51.0	Mar. 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Mar. 31(*4)
”	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Mar. 31(*4)
”	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Mar. 31(*4)
”	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	Mar. 31(*4)
”	Woori Bank (China) Limited	—	100.0	—	100.0	Mar. 31(*4)
”	ZAO Woori Bank	19,999,999	100.0	19,999,999	100.0	Mar. 31(*4)

		2009		2008
Parent companies	Subsidiaries	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori F&I Co., Ltd.	Woori SB Asset Management Co., Ltd.(*2)	—	—	408,000	51.0	Mar. 31
”	Woori F&I Fifth Asset Securitization Specialty	182,500	100.0	182,500	100.0	Mar. 31
”	Woori F&I Sixth Asset Securitization Specialty	98,780	100.0	98,780	100.0	Mar. 31
”	Woori F&I Seventh Asset Securitization Specialty	105,300	100.0	105,300	100.0	Mar. 31
”	Woori F&I Eighth Asset Securitization Specialty	140,000	100.0	140,000	100.0	Mar. 31
”	Woori F&I Ninth Asset Securitization Specialty(*3)	34,260	100.0	—	—	Mar. 31
”	Woori SB Tenth Asset Securitization Specialty	410,711	50.0	410,711	50.0	Mar. 31
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Mar. 31
”	Woori Investment Securities Int’l Ltd.	5,788,000	100.0	5,788,000	100.0	Mar. 31(*4)
”	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Mar. 31(*4)
”	Woori Investment Securities America, Inc.	300	100.0	300	100.0	Mar. 31(*4)
”	LG Investments Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Mar. 31(*4)
”	High Technology Venture Investment	208,000	42.9	208,000	42.9	Mar. 31(*4)
”	Global Technology Investment	592,000	50.0	592,000	50.0	Mar. 31(*4)
”	MARS First Private Equity Fund	18,000,000	52.9	18,000,000	52.9	Mar. 31(*4)
”	MARS Second Private Equity Fund	2,507	8.9	2,507	8.9	Mar. 31(*4)
”	Connacht Capital Market Investment	15,000,000	100.0	15,000,000	100.0	Mar. 31(*4)
”	Woori Investment Asia Pte. Ltd.	50,000,000	100.0	50,000,000	100.0	Mar. 31(*4)
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund	141,494	61.0	141,494	61.0	Mar. 31
Woori Private Equity Fund	Kumho Investment Bank	74,550,000	41.4	74,550,000	41.4	Mar. 31
”	Woori EL, Ltd.(*2)	—	—	1,010	100.0	Mar. 31
”	Woori Renaissance Holdings(*3)	1,260	51.6	—	—	Mar. 31
Woori Renaissance Holdings	UP Chemical Co., Ltd.	582,371	70.0	582,371	70.0	Mar. 31(*4)

(*1)	The investees increased their capital for the three months ended March 31, 2009. As a result, the number of shares owned increased.
(*2)	Since total value of assets as of December 31, 2008 not exceeded (Won)10 billion, it has been excluded from consolidation and accounted for using the equity method for the three months ended March 31, 2009.

(*3)	Since total value of assets as of December 31, 2008 exceeded (Won)10 billion, it has been included in the consolidation scope of the Company.
(*4)	The financial statements as of March 31, 2009 are not reviewed.

(3)	General information pertaining to the Company’s subsidiaries as of March 31, 2009 does not differ materially from that as of December 31, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, cash flows or changes in shareholders’ equity, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of (Won)1,377.1 to US$ 1.00 at March 31, 2009, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.

The accounting policies, which have been adopted in preparing the accompanying non-consolidated financial statements, do not differ materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2008.

3.	INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Changes in investment securities accounted for using the equity method of accounting for the three months ended March 31, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

<2009>	Jan. 1, 2009		Gain (loss) on valuation using the equity method		Other comprehensive income		Dividends		Other increase (decrease)		Mar. 31, 2009
Woori Bank	(Won)	11,900,128	(Won)	152,312	(Won)	72,450	(Won)	(2,455)	(Won)	301,015	(Won)	12,423,450
Kyongnam Bank		1,245,318		47,651		8,142		—		3		1,301,114
Kwangju Bank		920,938		10,286		(3,660)		—		3		927,567
WFIS		13,076		(4,370)		—		—		—		8,706
Woori F&I		139,999		(78)		1,042		(11,267)		1		129,697
Woori 3rd SPC		—		(36)		12,070		—		(12,034)		—
Woori Investment Securities		709,114		22,410		11,729		—		3		743,256
Woori CS		41,296		2,008		—		—		—		43,304
Woori PE		12,844		386		63		—		15		13,308
Woori Financial		228,456		(8,310)		722		(1,275)		23		219,616
Woori Aviva		74,187		168		1,506		—		—		75,861

	(Won)	15,285,356	(Won)	222,427	(Won)	104,064	(Won)	(14,997)	(Won)	289,029	(Won)	15,885,879

<2008>	Jan.1, 2008		Gain (loss) on valuation using the equity method		Other comprehensive income		Dividends		Other increase (decrease)		Dec.31, 2008
Woori Bank	(Won)	12,196,954	(Won)	250,120	(Won)	(1,056,639)	(Won)	(200,326)	(Won)	710,019	(Won)	11,900,128
Kyongnam Bank		923,555		211,607		10,468		—		99,688		1,245,318
Kwangju Bank		726,256		103,246		11,568		—		79,868		920,938
WFIS		10,080		2,995		1		—		—		13,076
Woori F&I		144,746		22,801		(7,308)		(20,174)		(66)		139,999
Woori 3rd SPC		1,885		(153)		(41,122)		—		39,390		—
Woori Investment Securities		735,983		61,688		(37,773)		(50,957)		173		709,114
Woori CS		49,895		495		—		(9,094)		—		41,296
Woori PE		11,949		1,081		(95)		—		(91)		12,844
Woori Financial		261,408		(32,919)		2,186		(2,550)		331		228,456
Woori Aviva		—		(2,183)		786		—		75,584		74,187

	(Won)	15,062,711	(Won)	618,778	(Won)	(1,117,928)	(Won)	(283,101)	(Won)	1,004,896	(Won)	15,285,356

(2)	The details of other increase (decrease) for the three months ended March 31, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

<2009>	Capital surplus		Capital adjustment		Retained earnings		Acquisition/ Others		Total
Woori Bank	(Won)	90	(Won)	20	(Won)	905	(Won)	300,000	(Won)	301,015
Kyongnam Bank		(1)		4		—		—		3
Kwangju Bank		(1)		4		—		—		3
Woori F&I		(1)		2		—		—		1
Woori 3rd SPC		—		—		—		(12,034)		(12,034)
Woori Investment Securities		—		3		—		—		3
Woori PE		3		12		—		—		15
Woori Financial		(238)		261		—		—		23

	(Won)	(148)	(Won)	306	(Won)	905	(Won)	287,966	(Won)	289,029

<2008>	Capital surplus		Capital adjustment		Retained earnings		Acquisition/ Others		Total
Woori Bank	(Won)	(1,102)	(Won)	(803)	(Won)	11,924	(Won)	700,000	(Won)	710,019
Kyongnam Bank		(150)		(162)		—		100,000		99,688
Kwangju Bank		30		(162)		—		80,000		79,868
Woori F&I		15		(81)		—		—		(66)
Woori 3rd SPC		—		—		—		39,390		39,390
Woori Investment Securities		365		(192)		—		—		173
Woori PE		9		(100)		—		—		(91)
Woori Financial		238		93		—		—		331
Woori Aviva		—		—		—		75,584		75,584

	(Won)	(595)	(Won)	(1,407)	(Won)	11,924	(Won)	994,974	(Won)	1,004,896

(3)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the three months ended March 31, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

	Jan. 1, 2009		Acquisition		Amortization		Mar. 31, 2009
Woori F&I	(Won)	61	(Won)	—	(Won)	1	(Won)	60
Woori Investment Securities		(2,245)		—		(49)		(2,196)
Woori Financial		144,114		—		9,608		134,506
Woori Aviva		31,058		—		1,827		29,231

	(Won)	172,988	(Won)	—	(Won)	11,387	(Won)	161,601

	Jan. 1, 2008		Acquisition		Amortization		Dec. 31, 2008
Woori F&I	(Won)	66	(Won)	—	(Won)	5	(Won)	61
Woori Investment Securities		(2,355)		—		(110)		(2,245)
Woori Financial		182,544		—		38,430		144,114
Woori Aviva		—		36,539		5,481		31,058

	(Won)	180,255	(Won)	36,539	(Won)	43,806	(Won)	172,988

(4)	The details of unrealized gain (loss) from transactions among subsidiaries for the three months ended March 31, 2009 are as follows (Korean won in millions):

	Jan. 1, 2009		Realized		Incurred		Mar. 31, 2009
Woori Bank	(Won)	(9,079)	(Won)	(1,774)	(Won)	(1,218)	(Won)	(12,071)
Kyongnam Bank		(84)		271		—		187
Kwangju Bank		1,284		(534)		—		750
WFIS		3,124		137		—		3,261
Woori F&I		—		—		200		200
Woori 3rd SPC		—		—		—		—
Woori Investment Securities		(158)		7		—		(151)
Woori Financial		850		—		(100)		750
Woori Aviva Life Insurance Co., Ltd.		56		(56)		—		—

	(Won)	(4,007)	(Won)	(1,949)	(Won)	(1,118)	(Won)	(7,074)

(5)	The market value of Woori Investment Securities and Woori Financial are (Won)782,892 million ((Won)16,900 per share) and (Won)40,970 million ((Won)4,820 per share), respectively, as of March 31, 2009.

4.	LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

Loans as of March 31, 2009 and December 31, 2008 are as follows (Korean won in millions):

	Issuance date	Maturity date	Annual interest rate (%)	2009		2008
Woori Financial	Nov. 3, 2008	Oct. 19, 2009	8.40	(Won)	30,000	(Won)	50,000
”	Nov. 10, 2008	Oct. 19, 2009	8.22		50,000		50,000
”	Dec. 26, 2008	Oct. 19, 2009	7.97		70,000		70,000
Woori F&I Co., Ltd	Mar. 27, 2009	Mar. 27, 2012	6.80		40,000		—

					190,000		170,000
Allowance for possible loan losses					(950)		(850)

				(Won)	189,050	(Won)	169,150

5.	FIXED ASSETS AND INTANGIBLE ASSETS

(1)	Changes in fixed assets for the three months ended March 31, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

	Jan. 1, 2009		Acquisition		Disposition		Depreciation		Mar. 31, 2009
Furniture and equipment	(Won)	384	(Won)	—	(Won)	—	(Won)	44	(Won)	340
Leasehold improvements		155		—		—		10		145
Others		27		—		—		—		27

	(Won)	566	(Won)	—	(Won)	—	(Won)	54	(Won)	512

	Jan. 1, 2008		Acquisition		Disposition		Depreciation		Dec. 31, 2008
Furniture and equipment	(Won)	353	(Won)	246	(Won)	—	(Won)	215	(Won)	384
Leasehold improvements		58		131		—		34		155
Others		27		—		—		—		27

	(Won)	438	(Won)	377	(Won)	—	(Won)	249	(Won)	566

(2)	Changes in intangible assets for the three months ended March 31, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

	Jan. 1, 2009		Acquisition		Amortization		Mar. 31, 2009
Software	(Won)	3	(Won)	—	(Won)	—	(Won)	3
Industrial property rights		12		—		2		10

	(Won)	15	(Won)	—	(Won)	2	(Won)	13

	Jan. 1, 2008		Acquisition		Amortization		Dec. 31, 2008
Software	(Won)	2	(Won)	3	(Won)	2	(Won)	3
Industrial property rights		18		2		8		12

	(Won)	20	(Won)	5	(Won)	10	(Won)	15

As of March 31, 2009 and December 31, 2008, accumulated amortization of software amounted to (Won)34 million and (Won)34 million, respectively, and accumulated amortization of industrial property rights amounted to (Won)79 million and (Won)77 million, respectively.

6.	OTHER ASSETS

Other assets as of March 31, 2009 and December 31, 2008 are as follows (Korean won in millions):

	2009		2008
Guarantee deposits (Note 16)	(Won)	30,715	(Won)	30,715

Other receivable		1		1
Dividend receivables		27,788		14,479
Accrued income (Note 16)		138		216
Prepaid expenses		559		283
Advance to customer		30		—
Income tax refund receivables		61		61
Intangible assets (Note 5)		13		15

	(Won)	59,305	(Won)	45,770

7.	DEBENTURES

Debentures in local currency as of March 31, 2009 and December 31, 2008 are as follows (Korean won in millions):

	Issuance date	Annual interest rate (%)	Maturity	2009		2008
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009	(Won)	370,000	(Won)	370,000
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009		230,000		230,000
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010		250,000		250,000
The 18-1st bonds	Aug. 30, 2007	5.71	Aug. 30, 2010		250,000		250,000
The 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012		250,000		250,000
The 19-1st bonds	Dec. 6, 2007	6.63	Dec. 6, 2010		130,000		130,000
The 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012		140,000		140,000
The 20-1st bonds	Apr. 14, 2008	5.67	Apr. 14, 2011		160,000		160,000
The 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013		170,000		170,000
The 21th bonds	Jun. 24, 2008	6.55	Jun. 24, 2011		200,000		200,000
The 22-1st bonds	Sep. 25, 2008	7.24	Sep. 25, 2010		50,000		50,000
The 22-2nd bonds	Sep. 25, 2008	7.28	Sep. 25, 2011		250,000		250,000
The 23-1rd bonds	Dec. 9, 2008	7.96	Dec. 9, 2010		210,000		210,000
The 23-2rd bonds	Dec. 9, 2008	8.13	Dec. 9, 2011		530,000		530,000
The 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013		60,000		60,000
The 24th bonds	Dec. 17, 2008	6.75	Dec. 17, 2009		150,000		150,000
The 25-1rd bonds	Mar. 24, 2009	5.24	Mar. 24, 2011		50,000		—
The 25-2rd bonds	Mar. 24, 2009	5.39	Mar. 24, 2012		100,000		—
The 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014		150,000		—
The 26th bonds	Mar. 31, 2009	6.36	Dec. 31, 2014		300,000		—

					4,000,000		3,400,000
Less: discounts					(6,518)		(6,298)

				(Won)	3,993,482	(Won)	3,393,702

(*)	All Debentures above are in terms of bullet repayment.

8.	ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to (Won)2,104 million and (Won)1,985 million as of March 31, 2009 and December 31, 2008, respectively.

The details of changes in the accrued severance benefits for the three months ended March 31, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

	2009		2008
Beginning balance	(Won)	1,985	(Won)	1,492
Provision for severance benefits (Note 13)		237		1,103
Retirement indemnities payment		(118)		(610)

Ending balance	(Won)	2,104	(Won)	1,985

As of March 31, 2009 and December 31, 2008, the Company has deposited post-retirement pension plan assets at Woori Bank and the pension plan assets amounting to (Won)1,102 million and (Won)1,209 million, respectively, are presented as a deduction from accrued severance benefits. As of March 31, 2009, post-retirement pension plan assets consist of beneficiary certificates and time deposits amounted to (Won)70 million and (Won)1,032 million.

9.	OTHER LIABILITIES

Other liabilities as of March 31, 2009 and December 31, 2008 are as follows (Korean won in millions):

	2009		2008
Accrued severance benefits (Note 8)	(Won)	2,104	(Won)	1,985
Post-retirement pension plan assets (Notes 8 and 16)		(1,102)		(1,209)
Other payables (Note 16)		563		346
Accrued expenses		17,838		17,807
Withholdings		380		222

	(Won)	19,783	(Won)	19,151

10.	SHAREHOLDERS’ EQUITY

(1)	The authorized shares and issued shares of common stock as of March 31, 2009 and December 31, 2008 are as follows:

	2009		2008
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	(Won)	5,000	(Won)	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching an amount equal to the Company’s contributed capital, whenever dividends are declared.

(3)	The Company held 2,560 shares of treasury stock as of March 31, 2009 and December 31, 2008.

(4)	The changes in retained earnings from December 31, 2008 to March 31, 2009 are as follows (Korean won in millions):

	2009
Balance - December 31, 2008	(Won)	379,848

Appropriations:
Dividend		—
Voluntary reserve		(379,000)
Increase by using the equity method of accounting		905
Net income for the three months ended March 31, 2009		162,273

Balance - March 31, 2009	(Won)	164,026

11.	INCOME TAX EXPENSE

(1)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments are expected under the Korean Corporate Tax Act. As the Company does not expect income tax payments, no deferred tax assets or liabilities are recorded in the financial statements.

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the three months ended March 31, 2009 and 2008 are as follows (Korean won in millions):

<2009>	Jan. 1, 2009		Decrease		Increase		Mar. 31, 2009		Deferred tax Assets (liabilities)
Investment securities	(Won)	(6,334,148)	(Won)	(28,696)	(Won)	(235,221)	(Won)	(6,540,673)	(Won)	(*1)(33,666)
Accrued expenses		1,820		1,820		1,806		1,806		437
Accrued severance benefits		1,374		107		—		1,267		279
Employee retirement deposits		(1,209)		(107)		—		(1,102)		(242)
Depreciation		10		—		2		12		3
Devidend receivables		39,390		12,033		—		27,357		6,019
Other comprehensive income due to the equity method of accounting		(910,340)		(148)		(92,676)		(1,002,868)		(*1)(10,386)
Gain on disposal of investments using the equity method		34,604		—		—		34,604		7,613
Others		2		—		—		2		—

Total	(Won)	(7,168,497)	(Won)	(14,991)	(Won)	(326,089)	(Won)	(7,479,595)	(Won)	(29,943)

Tax loss carry-forwards	(Won)	303,186	(Won)	—	(Won)	53,556	(Won)	356,742	(Won)	78,483

<2008>	Jan. 1, 2008		Decrease		Increase		Mar. 31, 2008		Deferred tax assets (liabilities)
Investment securities	(Won)	(6,080,436)	(Won)	(319,126)	(Won)	(595,358)	(Won)	(6,356,668)	(Won)	(*1)(41,811)
Accrued expenses		2,188		2,188		2,189		2,189		602
Accrued severance benefits		970		136		50		884		243
Employee retirement deposits		(970)		(136)		(50)		(884)		(243)
Depreciation		4		—		—		4		1
Long-term receivables		(908)		(196)		—		(712)		(196)
Long-term accrued expenses		1,459		312		—		1,147		315
Other comprehensive income due to the equity method of accounting		(1,992,955)		(74,673)		—		(1,918,282)		(*1)(54,043)
Gain on disposal of investments using the equity method		34,604		—		—		34,604		9,516
Accrued income		(367)		(367)		(228)		(228)		(63)

Total	(Won)	(8,036,411)	(Won)	(391,862)	(Won)	(593,397)	(Won)	(8,237,946)	(Won)	(85,679)

Tax loss carry-forwards	(Won)	262,991	(Won)	—	(Won)	35,638	(Won)	298,629	(Won)	82,122

(*1)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(3)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount (*1)		Utilized		Expiration		Remaining		Expiration Date
2004	(Won)	22,414	(Won)	—	(Won)	—	(Won)	22,414	Dec. 31, 2009
2005		112,067		—		—		112,067	Dec. 31, 2010
2006		22,324		—		—		22,324	Dec. 31, 2011
2007		57,788		—		—		57,788	Dec. 31, 2012
2008		88,593		—		—		88,593	Dec. 31, 2013
2009		53,556		—		—		53,556	Dec. 31, 2019

	(Won)	356,742	(Won)	—	(Won)	—	(Won)	356,742

(*1)	Adjusted based on the reported tax returns

12.	STATEMENTS OF CASH FLOWS

The significant transactions without cash flows for the three months ended March 31, 2009 and 2008 are as follows (Korean won in millions):

Transactions	2009		2008
Increase in other comprehensive income due to the equity method of accounting	(Won)	104,064	(Won)	(72,800)
Decrease in retained earnings due to the equity method of accounting		905		3,055
Increase in dividend receivables		13,308		2,550
Dividend payables		—		201,503

13.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three months ended March 31, 2009 and 2008 are summarized as follows (Korean won in millions):

	2009		2008
Salaries, wages and bonuses (Note 16)	(Won)	3,962	(Won)	3,110
Provision for severance benefits (Notes 8 and 16)		237		159
Fringe benefits		448		342
Rent (Note 16)		267		205
Entertainment		220		205
Depreciation (Note 5)		54		55
Amortization (Note 5)		2		3
Taxes and dues		29		86
Advertising		38		6
Travel		46		106
Telecommunications		40		36
Service fees (Note 16)		695		507
Suppliers		36		31
Others (Note 16)		387		330

	(Won)	6,461	(Won)	5,181

14.	FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed statement of financial positions of subsidiaries as of March 31, 2009 are as follows (Korean won in millions):

	Total assets		Total liabilities		Total shareholders’ equity
Woori Bank	(Won)	244,515,959	(Won)	232,062,468	(Won)	12,453,491
Kyongnam Bank		21,086,632		19,785,768		1,300,864
Kwangju Bank		15,469,143		14,542,330		926,813
WFIS		228,963		223,517		5,446
Woori F&I		502,263		354,464		147,799
Woori 3rd SPC		26,534		53,890		(27,356)
Woori Investment Securities		18,460,384		15,865,889		2,594,495
Woori CS		81,481		19,618		61,863
Woori PE		1,992,752		1,637,681		355,071
Woori Financial		1,732,442		1,547,767		184,675
Woori Aviva		1,571,216		1,498,881		72,335

Total	(Won)	305,667,769	(Won)	287,592,273	(Won)	18,075,496

(2)	The condensed statements of operations of subsidiaries for the three months ended March 31, 2009 are as follows (Korean won in millions):

	Operating revenue		Operating expenses		Operating income (loss)		Income(loss) before income tax		Net income (loss)
Woori Bank	(Won)	21,520,323	(Won)	21,313,714	(Won)	206,609	(Won)	181,578	(Won)	167,453
Kyongnam Bank		692,892		636,576		56,316		58,639		47,035
Kwangju Bank		343,220		328,264		14,956		13,710		10,334
WFIS		61,610		66,559		(4,949)		(4,929)		(4,507)
Woori F&I		9,299		8,633		666		(824)		(185)
Woori 3rd SPC		—		36		(36)		(36)		(36)
Woori Investments Securities		1,408,719		1,318,055		90,664		83,862		67,506
Woori CS		8,435		5,110		3,325		3,665		2,869
Woori PE		82,884		86,130		(3,246)		1,062		394
Woori Financial		61,105		58,508		2,597		2,494		2,193
Woori Aviva		183,341		178,450		4,891		5,890		4,359

	(Won)	24,371,828	(Won)	24,000,035	(Won)	371,793	(Won)	345,111	(Won)	297,415

(3)	Significant liabilities and assets of the Company and its subsidiaries as of March 31, 2009 are summarized as follows (Korean won in millions):

1)	Significant liabilities

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	—	(Won)	3,993,482	(Won)	3,993,482
Woori Bank		148,456,737		22,068,460		31,612,610		202,137,807
Kyongnam Bank		13,032,713		2,666,526		1,989,372		17,688,611
Kwangju Bank		10,357,440		2,206,754		1,191,766		13,755,960
WFIS		—		120,000		—		120,000
Woori F&I		—		296,658		49,833		346,491
Woori Investment Securities		2,443,430		9,255,422		1,347,522		13,046,374
Woori PE		1,065,552		396,489		54,594		1,516,635
Woori Financial		—		327,029		1,038,817		1,365,846
Woori Aviva		—		33,800		—		33,800

Total	(Won)	175,355,872	(Won)	37,371,138	(Won)	41,277,996	(Won)	254,005,006

2)	Significant assets

	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	353,257	(Won)	15,885,879	(Won)	189,050	(Won)	16,428,186
Woori Bank		18,296,520		36,039,300		170,658,616		224,994,436
Kyongnam Bank		891,392		3,845,918		14,544,384		19,281,694
Kwangju Bank		971,480		3,168,898		10,741,681		14,882,059
WFIS		18,521		89		—		18,610
Woori F&I		29,287		84,921		165,938		280,146
Woori 3rd SPC		151		26,382		—		26,533
Woori Investment Securities		3,142,180		11,556,868		1,325,342		16,024,390
Woori CS		60,317		3,872		987		65,176
Woori PE		320,004		737,360		522,407		1,579,771
Woori Financial		91,639		11,046		1,472,280		1,574,965
Woori Aviva		75,448		794,757		175,148		1,045,353

	(Won)	24,250,196	(Won)	72,155,290	(Won)	199,795,833	(Won)	296,201,319

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of March 31, 2009 are summarized as follows (Korean won in millions):

	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	173,854,844	(Won)	3,196,228	1.8
Kyongnam Bank		14,764,207		219,823	1.5
Kwangju Bank		10,942,882		201,201	1.8
Woori F&I		166,772		834	0.5
Woori Investment Securities		1,465,342		140,000	9.6
Woori CS		992		5	0.5
Woori PE		539,531		17,124	3.2
Woori Financial		1,500,668		28,388	1.9
Woori Aviva		178,391		3,243	1.8

Total	(Won)	203,413,629	(Won)	3,806,846	1.9

15.	CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES

Contributions to net income of the Company by subsidiaries for the three months ended March 31, 2009 and 2008 are as follows (Korean won in millions):

	2009		Ratio (%)	2008		Ratio (%)
Woori Bank	(Won)	152,312	68.5	(Won)	447,457	76.6
Kyongnam Bank		47,651	21.4		68,298	11.7
Kwangju Bank		10,286	4.6		40,466	6.9
WFIS		(4,370)	(2.0)		(2,547)	(0.4)
Woori F&I		(78)	—		5,918	1.0
Woori 3rd SPC		(36)	—		(35)	—
Woori Investment Securities		22,410	10.1		30,325	5.2
Woori CS		2,008	0.9		2,448	0.4
Woori PE		386	0.2		445	0.1
Woori Financial		(8,310)	(3.8)		(8,913)	(1.5)
Woori Aviva		168	0.1		—	—

Gain on valuation using the equity method of accounting, net of loss		222,427	100.0		583,862	100.0

	2009		Ratio (%)	2008		Ratio (%)
Other income		3,814			363
Other expenses		63,968			37,950

Net income	(Won)	162,273		(Won)	546,275

16.	TRANSACTIONS WITH RELATED PARTIES

(1)	The related parties of the Company as of March 31, 2009 are as follows:

Company name
Majority shareholder	Korea deposit insurance corporation
Subsidiaries and	Woori Bank
2nd-tier subsidiaries	Kyongnam Bank
Kwangju Bank
Woori Finance Information System Co., Ltd.
Woori F&I Co., Ltd.
Woori Third Asset Securitization Specialty Co., Ltd.
Woori Investment Securities Co., Ltd.
Woori Credit Suisse Asset Management Co., Ltd.
Woori Private Equity Co., Ltd.
Woori Financial Co., Ltd.
Woori Aviva Life Insurance Co., Ltd.
Woori credit information
Woori America Bank
PT. Bank Woori Indonesia
Woori Global Market Asia Limited
Woori Bank (China) Limited
ZAO Woori Bank
Woori F&I Fifth Asset Securitization Specialty
Woori F&I Sixth Asset Securitization Specialty
Woori F&I Seventh Asset Securitization Specialty
Woori SB Tenth Asset Securitization Specialty
Woori F&I Eighth Asset Securitization Specialty
Woori F&I Ninth Asset Securitization Specialty
Woori Futures Co., Ltd.
Woori Investment Securities Int’l Ltd.
Woori Investment Securities (H.K.) Ltd.
Woori Investment Securities America Inc.
LG Investments Holding B.V. (Amsterdam) GG
High Technology Venture Investment
Global Technology Investment
MARS First Private Equity Fund
MARS Second Private Equity Fund
Connacht Capital Market Investment
Woori Investment Asia Pte. Ltd.
Woori Private Equity Fund
Kumho Investment Bank
Woori Renaissance Holdings
UP Chemical Co., Ltd.

(2)	Assets and liabilities from transactions with the subsidiaries as of March 31, 2009 and December 31, 2008 are as follows (Korean won in millions):

	2009		2008
<Assets>
Woori Bank	(Won)	253,257	(Won)	119,348	Cash and bank deposits
		30,635		30,635	Guarantee deposits
		98		217	Accrued income
		1,102		1,209	Post-retirement pension plan assets
Kyongnam Bank		50,000		—	Cash and bank deposits
		20		—	Accrued income
Kwangju Bank		50,000		—	Cash and bank deposits
		20		—	Accrued income
Woori F&I		40,000		—	Loans
Woori Financial		150,000		170,000	Loans

	(Won)	575,132	(Won)	321,409

<Liabilities>
Woori Bank	(Won)	131	(Won)	221	Other payable

WFIS		146		—	Other payable

	(Won)	277	(Won)	221

(3)	Revenues and expenses from transactions with the subsidiaries for the three months ended March 31, 2009 and 2008 are as follows:

	2009		2008		Account
<Revenues>
Woori Bank	(Won)	603	(Won)	268	Interest income on deposits

Kyongnam Bank		20		—	Interest income on deposits
Kwangju Bank		20		—	Interest income on deposits
Woori Financial		3,091		—	Interest income on loans
Woori F&I		37		—	Interest income on loans

	(Won)	3,771	(Won)	268

<Expenses>
Woori Bank	(Won)	182	(Won)	159	Rent

Woori Investment Securities		—		60	Service fees
WFIS		429		370	Fees

	(Won)	611	(Won)	589

(4)	The Company compensated registered or non-registered directors, who have the authorities and responsibilities for the plan, management and control of the Company, operation for (Won)492 million of salaries and recorded (Won)116 million of provision for severance benefits for the three months ended March 31, 2009.

17.	EARNINGS PER COMMON SHARE

(1)	Basic net income per common share for the three months ended March 31, 2009 and 2008 are as follows (Korean won in millions, except for earnings per share data):

	2009		2008
Net income on common shares	(Won)	162,273	(Won)	546,275

Weighted average number of common shares outstanding		806,012,780		806,012,780

Basic net income per common shares	(Won)	201	(Won)	678

(2)	Basic net income per common share for the year ended December 31, 2008 is (Won)564.

18.	COMPREHENSIVE INCOME STATEMENT

Comprehensive income statement for the three months ended March 31, 2009 and 2008 are as follows (Korean won in millions):

	2009		2008
Net income	(Won)	162,273	(Won)	546,275

Valuation using the equity method on subsidiaries		104,064		(72,800)

Comprehensive income	(Won)	266,337	(Won)	473,475

19.	INSURANCE

As of March 31, 2009, the Company has insurance for liability of reparation of directors with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverage is (Won)50,000 million.

20.	ADDOPTION OF KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS

In accordance with the International Financial Reporting Standards (“IFRS”) Roadmap announced on March 15, 2007, the Company is required to comply with Korean International Financial Reporting Standards (“K-IFRS”) from 2011. From July 2007, the Company initiated the transition process toward K-IFRS by adopting systematic approach, such as analyzing IFRS impact on current accounting, establishing new accounting standards and financial reporting system, and simultaneously operating K-IFRS adopted financial reporting system and current reporting system.

In July 2008, the Company established the overall transition plans toward K-IFRS, and is in the process of designing and implementing the new accounting framework and financial reporting system. The Company plans to operate the current reporting system as well as K-IFRS financial reporting from 2010. The Company is to issue its financial statements under K-IFRS from 2011.

Different accounting treatments between current accounting standards and K-IFRS will have an impact on the Company’s financial results. Those impacts include expansion of consolidation scope, changes in computation method for allowances, and changes in the applicability for fair-value accounting and reclassification standards for investments.

21.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: May 15, 2009	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director